

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2011

Via E-mail
John A. Weinzierl
President and Chief Executive Officer
Memorial Production Partners LP
1401 McKinney, Suite 1025
Houston, Texas 77010

> **Re:** **Memorial Production Partners LP**
> **Registration Statement on Form S-1**
> **Filed June 23, 2011**
> **File No. 333-175090**

Dear Mr. Weinzierl:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

2.   For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

3.   With your next amendment or as soon as practicable thereafter, please file all omitted exhibits and Appendix A. For example, you have not filed any material contracts, the legality opinion, the tax opinion, the partnership agreement, etc. Once you file all the omitted items, we may have additional comments. Ensure that you allow sufficient time for your response to any comments that may result from our review in each case.

4.   Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also, please provide us with accompanying captions, if any. We may have comments after reviewing these materials.

5.   With your next amendment, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, including with regard to the adoption of any related party procedures or policies, and advise us regarding the status of your application to list on the NASDAQ Global Market. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this. We may have additional comments after the omitted information has been filed.

6.   Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

7.   You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

8.   In connection with the minimum quarterly distribution disclosure, we refer you to the Commission's policy on projections in Item 10(b) of Regulation S-K.

9.   We refer you generally to Industry Guide 5 and Securities Act Release 33-6900. Please review all applicable requirements and provide appropriately revised disclosure. For example, note that Release 33-6900 indicates that "meticulous care should be taken to assure that investors are provided with clear, concise and understandable disclosure" as required by Commission rules. In that regard, you provide an excessively detailed Risk Factors section. The risk factors should be brief and to the point.

10.   Please provide us with all promotional and sales materials prior to their use. See Guide 5, Section 19.D. We will need sufficient time to review and comment upon all such materials.

11.   Revise the prospectus to provide a more complete and consistent explanation regarding
        your plans for growth. Describe your plans, both short- and long-term, to set aside funds
        or establish reserves for the purpose of acquisitions. For example, we note the following
        statements:

        •   "We intend to reserve a substantial portion of our cash generated from operations to
            fund our exploitation and development capital expenditures" (pages 61);

        •   "[B]ecause we will distribute all our available cash, our growth may not be as fast as
            that of businesses that reinvest their available cash to expand their ongoing
            operations" (page 63);

        •   "We plan to reinvest a sufficient amount of our cash flow in acquisitions in order to
            maintain our production and proved reserves" (page 117);

        •   "Although we may make acquisitions during the twelve month forecast period ending
            June 30, 2012, including potential acquisitions of producing properties from
            Memorial Resources, we have not estimated any growth capital expenditures related
            to acquisitions, as we cannot be certain" (page 110);

        •   "We are unlikely to be able to sustain our minimum quarterly distributions without
            making accretive acquisitions or capital expenditures that maintain the current
            production levels of our oil and natural gas properties" (page 62); and

        •   "We intend to maintain our forecasted production level … for the twelve months
            ending June 30, 2012 over the long term with cash generated from operations" (page
            73; note that "long term" is undefined).

12.   We note that the general partner has the right in certain circumstances to call and
        purchase all common units. Please advise us whether you will comply with the tender
        offer rules and file a Schedule TO if this right is exercised, if applicable. If you believe
        an exemption from the tender offer rules would be available, please explain why.

13.   We note your disclosure at pages 162 and 217 relating to a directed unit program. Please
        revise your disclosure to clarify who is included in the category "certain other persons
        associated with us."

14.   We note your disclosure throughout the filing regarding properties owned by Memorial
        Resources, including estimated pro forma net proved reserves and average net pro forma
        production. If you choose to keep this disclosure, please revise the disclosure to clearly
        indicate your ownership interest in the referenced properties owned by Memorial
        Resources.

15.   Please tell us, with a view towards disclosure:

- the location of your hydraulic fracturing activities;

- your acreage subject to hydraulic fracturing;

- the percentage of your reserves subject to hydraulic fracturing;

- the anticipated costs and funding associated with hydraulic fracturing activities; and

- whether there have been any incidents, citations or suits related to your hydraulic fracturing operations for environmental concerns, and if so, what has been your response.

16.   With regard to your hydraulic fracturing operations, please also tell us what steps you have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:

- have steps in place to ensure that your drilling, casing and cementing adhere to known best practices;

- monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

- evaluate the environmental impact of additives to the hydraulic fracturing fluid; and

- minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

17.   In addition, we note your disclosure at page 35 relating to your insurance coverage. Please revise your disclosure to discuss:

- the applicable policy limits and deductibles related to the insurance coverage;

- the related indemnification obligations and those of your customers, if applicable;

- the insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- the risks for which you are insured for your hydraulic fracturing operations.

18.   Please supplementally provide us with a report detailing all chemicals used in your hydraulic fracturing fluid formulation/mixture, in the volume/concentration and total amounts utilized, for representative wells in each basin where hydraulic fracturing is a method you use.

Prospectus Cover Page

19.   Include a new bulleted risk factor here and elsewhere in your document which states explicitly that you had a shortfall in the quarter ended March 31, 2011, that would have prevented you from paying the "minimum" quarterly distribution on all units as a whole, including subordinated units. If that was not the only such quarter, specify how many of the previous four quarters would have experienced such a deficiency. We note the related disclosure at pages 13 and 66, in which you characterize the deficiency as your ability to pay a certain specified amount to the subordinated units. Recast that discussion accordingly, and provide sufficient detail in the corresponding risk factor at page 23 to make clear the extent of the deficiency in each quarter. We may have additional comments once you provide the particulars.

Table of Contents

20.   Revise to eliminate the suggestion at page iv that the disclosure is "only" accurate as of the prospectus date.

Prospectus Summary, page 1

21.   Please disclose in this section that your predecessor's independent registered accounting firm has identified and communicated a material weakness relating to the predecessor's internal controls and procedures.

22.   Please ensure that you identify the most material risks, including in the list of risk factors the ability of your general partner in certain circumstances to (1) elect to increase distribution levels to itself, (2) cause further issuances of common units, and (3) transfer its general partner interests to a third party, in each instance without having first received approval from its conflicts committee or consent from your unitholders, as the case may be. We note your risk factor disclosure in this regard at pages 44 and 48.

Summary Reserve and Pro Forma Operating Data, page 20

23.   Based on information contained elsewhere in your filing, we understand that the reserve quantities presented here are presented on a pro forma basis. If that is not the case, please explain to us what these amounts represent and how they were calculated. Otherwise, revise to clearly identify the amounts as being pro forma.

Risk Factors, page 22

24.   As practicable, shorten your 36-page Risk Factors section. All factors should be no longer than one or two short paragraphs. Identify the risk, cross-reference additional detail elsewhere if appropriate, and eliminate all excess detail. In that regard, we note that the risk factor reference to "public company" obligations at page 51 could apply to many nascent public companies, and the risk factor at page 36 captioned "Our historical and pro forma financial information may not be representative" appears to be more of a disclaimer than a statement of risk.

25.   Please provide updated disclosure regarding any pending legislation regarding hydraulic fracturing, and also eliminate from this section text which mitigates the risk you discuss. Examples of mitigating text include the clause which begins "Although we do not believe" at page 53 and your discussion of a "relief procedure" at page 57.

Our Cash Distribution Policy and Restrictions on Distributions, page 61

26.   Tell us whether the various presentations of pro forma and adjusted distributions included in this section have been calculated in the same manner as actual distributions will be calculated, including whether the timing of cash flows related to items such as accounts receivable and accounts payable will impact the actual calculations in a manner different than what you have shown.

27.   We note that the various presentations of pro forma and adjusted distributions included in this section reflect reductions for maintenance capital expenditures and not for capital expenditures beyond the maintenance level. Explain to us whether you currently plan to incur actual capital expenditures beyond the maintenance level. If so, also explain to us why you believe it is reasonable to exclude such additional expenditures in your calculations.

28.   We note your disclosure on page F-14 indicating future development costs of $105 million. Explain to us how your estimated maintenance capital expenditures take into consideration these future development costs. As part of your response, please provide us your expected annual development costs for each of the next five years and clarify why your estimated capital expenditures of $9.2 million for the twelve months ended June 30, 2012 are significantly lower than the implied average annual development costs of $21 million. In this regard, we note that the timing and amount of future development costs for proved undeveloped reserves should be reasonably certain.

29.   With a view toward disclosure, provide us with a table that indicates what quarterly distributions would have been for the most recent four fiscal quarters, quantifying any shortfalls.

30. If there would have been a shortfall in making distributions to all unitholders for any of the most recent four quarters, discuss this in necessary detail.

31. Rather than providing only the pro forma twelve months ending June 30, 2012, in the aggregate, also provide tabular disclosure which shows the next four fiscal quarters individually. We would expect the new tabular disclosure to support your statement at page 65 that you "will be able to fully fund [the] minimum quarterly distribution" for the next four fiscal quarters and your assertion at page 69 that you will "pay cash distributions at the [specified] minimum [amount] for each full calendar quarter in the twelve months ending June 30, 2012."

32. If you do not intend to provide updated information for a four quarter period that ends at least 12 full months in the future, please explain why.

33. Describe in necessary detail all material restrictions or limitations on the payment of distributions contained in your debt instruments or other agreements.

34. Revise to clarify whether the requirement described at page 65 that the general partner "must believe that the determination is in our best interest" involves a reasonableness standard of any kind.

Unaudited Pro Forma Cash Available for Distribution, page 67

35. Expand the disclosure under note (3) to explain, in greater detail, how the $9.2 million amount was determined and to explain how corresponding amounts will be determined when actual distributions are calculated in future periods.

Estimated Adjusted EBITDA, page 71

36. We note that your Statement of Estimated Adjusted EBITDA for the twelve months ending June 30, 2012 excludes the results for the interim period ended June 30, 2011. In light of the planned timing of your offering, please tell us how you intend to inform investors of your results of operations and the sufficiency of the cash you generated or expect to generate to pay the minimum distribution for the period ended June 30, 2011.

Assumptions and Considerations, page 72

37. Revise to make clear that you discuss in this section all material assumptions and that any assumptions not discussed were not deemed to be material.

Prices, page 74

38.   We note that you calculated average NYMEX future prices for 2012 as reported on June 6, 2011. Please tell us how you plan to update the NYMEX future prices as of a date closer to the effective date of your registration statement.

Lease Operating Expenses, page 78

39.   We note that your pro forma lease operating expenses are forecasted to decrease 23% from $23.8 million for the twelve months ended March 31, 2011 to $18.4 million for the twelve months ended June 30, 2012.   You indicate that decrease is mainly due to lower forecasted volumes. However, we note that your volumes decreased 4% from 18,613 MMcfe to 17,887 MMcfe for the comparable periods.

        We further note your disclosure on page 103 indicating that direct labor, materials and supplies remain fixed over broad production volume ranges and that production of a given volume of natural gas gets more expensive each year as the cumulative natural gas produced from a field increases. Please clarify how a 4% reduction in volumes is expected to result in a 23% decrease in lease operating expenses.

General and Administrative Expenses, page 78

40.   Please clarify how you expect to realize $2.5 million in synergies associated with the combination of Partnership Properties to offset the increased costs from being a publicly held company.

Predecessor Results of Operations, page 112

Depreciation, Depletion, and Amortization, page 114

41.   We note your disclosure that DD&A per Mcfe decreased $3.27 to $1.86 due to an increase in proved reserves volumes between periods. With respect to the increase in proved reserves, please clarify if there was a proportional increase in capitalized costs subject to amortization.

Impairment of Proved Oil and Natural Gas Properties, page 114

42.   Expand the disclosure under this heading to explain, in greater detail, the facts and circumstances that resulted in the impairment charges. The revised disclosure should identify the properties involved and should more clearly describe the specific factors that resulted in the charges for each property. Similarly revise corresponding discussion in other parts of your MD&A.

Directors and Executive Officers, page 155

43.   Revise to provide for each individual a complete five-year sketch which includes no gaps or ambiguities with regard to time. Please indicate the month and year each position began and ended within the five-year period.

Review, Approval or Ratification of Transactions with Related Persons, page 166

44.   We note your disclosure that the "board of directors of [y]our general partner will have a standing conflicts committee comprised of at least one independent director." You also indicate at page 168 that you intend to have at least two independent directors comprising the committee within one year. Discuss any risks that may result from having a committee of one person determine conflicts of interest under the circumstances.

Material Tax Consequences, page 194

Allocations Between Transferors and Transferees, page 207

45.   You indicate at page 207 that your income and losses will be "prorated on a monthly basis." At page 208, you discuss a proposed safe harbor which appears to require that "such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted."

- Please revise to explain in greater detail the differences between the method described in the proposed safe harbor and the method you use.
- Because (1) you indicate that "the use of this method may not be permitted under existing Treasury Regulations," (2) the method you use appears to differ from the safe harbor method, and (3) counsel has not opined on this topic, explain in necessary detail why your management feels justified making allocations in this manner.
- Explain further counsel's inability to opine, clarifying whether it believes that there is a problem with the method you use.

46.   Obtain an opinion on all material tax matters, or provide a more detailed explanation regarding any failure to include such opinions. For example, if counsel can rely on indirect authority and other necessary means to render an opinion regarding likely tax consequences, it would be insufficient to state that there is no clear authority on an issue.

Underwriting, page 216

47.   You discuss a directed units program and state that it is "for officers, directors, employees and certain other persons associated with us." Revise to clarify who is included in the category "certain other persons associated with us."

Forward-Looking Statements, page 222

48.   Please eliminate the word "will" from your list of words that identify forward-looking
        statements.

Undertakings, page II-2

49.   Provide all applicable undertakings, including those required by Item 20 to Industry
        Guide 5, or explain to us why you fail to provide them. See Section II.B.2.a of Securities
        Act Release 33-6900.

Memorial Production Partners LP Unaudited Pro Forma Combined Financial Statements, page F-
2

Note 2 - Pro Forma Adjustments and Assumptions, page F-8

50.   Please clarify that footnotes (1) and (2) to the pro forma combined balance sheet are
        listed in the appropriate column to reference the correct notes.

51.   Footnotes (1) and (2) on page F-11 refer to pro forma revenues and direct operating
        expenses for the WHT and BP properties. However, it appears that these notes might be
        intended to refer to actual historical results. Review and revise as needed.

Note 4 – Pro Forma Standardized Measure of Discounted Future Net Cash Flows, page F-12

Estimated Quantities of Proved Oil and Natural Gas Reserves, page F-12

52.   We note the tabular presentation of reserve quantities presented on page F-13. Expand
        this presentation to show the underlying sources of the quantities disclosed, in a manner
        similar to the presentation and related footnotes appearing on pages F-4 through F-10.

Predecessor Combined Balance Sheets, page F-39

53.   We note your disclosure on page 58 which indicates that you intend to use the proceeds
        of the offering together with borrowings under your new revolving credit facility to make
        a cash contribution to Memorial Resource. Since these planned distributions to owners is
        not reflected in the latest balance sheet of Memorial Production Partners LP Predecessor,
        please tell us how you considered the need to present a pro forma balance sheet reflecting
        the distribution accrual (but not giving effect to the offering proceeds) alongside the
        historical balance sheet on page F-39, as contemplated by SAB Topic 1B.3. This
        presentation is separate from the requirement to present pro forma information in
        accordance with Article 11 of Regulation S-X.

Predecessor Combined Statements of Operations, page F-40

54.   We note that a portion of this distribution to Memorial Resource is to be paid out of proceeds of the offering. Please tell us how you considered presenting the pro forma per unit data contemplated within SAB Topic 1.B.3. Please provide us with the mechanics of your calculations as soon as they are available. You may wish to review the Discussion Document C from the SEC Regulations Committee meeting on this topic on April 17, 2007 for further guidance.

55.   We note your disclosure on page F-2 that on April 8, 2011 you acquired the Carthage Properties. Please tell us how you considered providing historical financial statements of the business to be acquired. Refer to Article 3-05 of Regulation S-X.

Note 14 Supplemental Oil and Gas Information, page F-61

Oil and Natural Gas Reserves, page F-62

56.   Please modify your disclosure to separately present proved developed reserves and proved undeveloped reserves as of the beginning of the year. Refer to ASC 932-235-50-4.

Engineering Comments

Overview, page 1

57.   You state here and on pages 20, 101, 129 and 140 that 81% of your reserves are proved developed. Please tell us how many of your reserves are proved developed non-producing. Please disclose this if it is material.

Oil and Natural Gas Reserves, page 125

58.   When mentioning the SEC reserve rules here and on pages F-13, F-25, F-46 and F-76 please replace the word guidelines with rules or regulations.

Our Competitive Strengths, page 134

59.   If your average well life is 12 years please tell us why your reserves to production index is 17 years.

Qualification of Responsible Technical Persons, page 139

60.   Please expand your disclosure to provide the qualification of the technical person for the company that oversaw the reserve estimation process. Please see Item 1202 (a)(8) of Regulation S-K.

Developed Acreage, page 143

61.   Please disclose the gross and net amount of undeveloped acreage you have by geographic
        area and, if material, the minimum remaining terms of leases. Please see Items 1208(b)
        and 1208(c)(1), (c)(2), and (c)(4) of Regulation S-K.

Oil and Natural Gas Data and Operations, page 143

62.   Please disclose your present activities at the end of the fiscal year. Please see Item 1206
        of Regulation S-K.

Estimated Quantities of Proved Oil and Natural Gas Reserves, page F-12

63.   Please provide the current definition of proved reserves as found in Article 4-10(a)(22) of
        Regulation S-X. Please include the last sentence that states "The project to extract the
        hydrocarbons must have commenced or the operator must be reasonably certain that it
        will commence the project within a reasonable time" here and on pages F-62 and F-68.

64.   Please disclose proved developed and undeveloped reserves.

General

65.   Please provide us with a copy of your reserve report including cash flows for each well
        and proved undeveloped location.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella at (202) 551-3337 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        John Goodgame